____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2023

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Czech Republic selects the Embraer C-390 Millennium as its next medium military transport aircraft

Prague, Czech Republic, October 17, 2023 – The Ministry of Defense and Armed Forces of the Czech Republic announced today the start of negotiations on potential acquisition of the new-generation multi-mission Embraer C-390 Millennium, a military transport aircraft. The decision to start negotiating towards possible purchase the C-390 was based on a market assessment and analysis prepared by Czech Republic’s Ministry of Defense, which identified the C-390 as the most suitable solution for meeting the requirements of the Army of the Czech Republic.

Czech Republic intends to acquire two aircraft that will significantly increase its airlift capacity, allowing the Czech Army to perform missions such as air transport, air assault operations, aerial resupply, medical evacuation, humanitarian aid, air-to-air refueling and firefighting with these aircraft. Furthermore, the C-390 Millennium requires significant less maintenance than other aircraft, which translates into higher availability and lower life-cycle costs.

“We are honored to be selected by the Ministry of Defense and Armed Forces to start negotiating on this significant acquisition and we are ready to provide the most advanced medium transport aircraft available in the market to the Czech Republic”, said Bosco da Costa Junior, President and CEO, Embraer Defense & Security. “The C-390 Millennium is drawing the attention of several nations around the world due to its unbeatable combination of high productivity and operating flexibility with low operating costs.”

Negotiations have started with the objective of prospective signing an acquisition contract for two aircraft and associated support, which includes a complete training solution for pilots, loadmasters, and technicians, spare parts, and a robust entry-into-operation plan with a local presence of Embraer personnel in country for an initial period.

Following this announcement, the Czech Republic becomes the sixth nation and fourth NATO country in Europe to prefer the C-390 after Brazil, Portugal, Hungary, the Netherlands, and Austria. The C-390 is redefining military airlift and challenging the thinking behind current and future generation platforms, with multi-mission capability and interoperability built by design.

Since entering operation with the Brazilian Air Force in 2019, the C-390 has proven its capacity, reliability, and performance. The current fleet of 6 aircraft has shown an operational availability of around 80%, with a mission completion rate above 99%, demonstrating exceptional productivity in the category.

Czech Republic is an active partner in the development and production of the C-390 Millennium, and today´s announcement will strengthen Embraer´s cooperation with local industries. Czech company Aero Vodochody is already a strategic partner and supplier for the program, producing parts of the rear fuselage, the doors for paratroopers and crew, the emergency door and hatches, the cargo ramp, and the fixed leading edge.

The C-390 can carry more payload (26 tons) compared to other medium-sized military transport aircraft and flies faster (470 knots) and farther, being capable of performing a wide range of missions such as transporting and dropping cargo and troops, medical evacuation, search and rescue, firefighting, and humanitarian missions, operating on temporary or unpaved runways such as packed earth, soil, and gravel. The aircraft configured with air-to-air refueling equipment, with the designation KC-390, has already proven its aerial refueling capacity both as a tanker and as a receiver, in this case by receiving fuel from another KC-390 using pods installed under the wings.

Images: https://embraer.bynder.com/share/2663F347-842C-405B-823AC399F803497D/

About Embraer

Embraer is a global aerospace company headquartered in Brazil. It manufactures aircraft for Commercial and Executive aviation, Defense & Security, and Agricultural customers. The company also provides after-sales services & support through a worldwide network of wholly owned entities and authorized agents.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and is the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers across the Americas, Africa, Asia, and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2023

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations